Exhibit 3.2

CERTIFICATE OF AMENDMENT

TO

CERTIFICATE OF DESIGNATION OF

SERIES C PREFERRED STOCK

OF

GREENLAND MINES LTD.

GREENLAND MINES LTD., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), hereby certifies as follows:

FIRST: The Certificate of Designation of Preferences, Rights and Limitations of Series C Preferred Stock of the Corporation (the “Certificate of Designation”) was filed with the Secretary of State of the State of Delaware on March 9, 2026.

SECOND: The Board of Directors of the Corporation duly adopted resolutions approving and declaring advisable the amendment to the Certificate of Designation set forth in this Certificate of Amendment.

THIRD: The amendment set forth in this Certificate of Amendment has been duly approved by the holders of the requisite number of outstanding shares of Series C Preferred Stock in accordance with the Certificate of Designation and Section 242 of the General Corporation Law of the State of Delaware.

FOURTH: The Certificate of Designation is hereby amended as follows:

Section 5 of the Certificate of Designation is hereby amended by adding a new subsection (m) thereto, to read in its entirety as follows:

“(m) Notwithstanding anything to the contrary contained herein, no shares of Series C Preferred stock shall be convertible into Common Stock until the earlier of (i) January 8, 2027 and (ii) the next trading following the fifth (5th) consecutive trading day on which the Nasdaq closing price of the Corporation’s Common Stock was at least Fifteen ($15.00) Dollars per share.”

IN WITNESS WHEREOF, Greenland Mines Ltd. has caused this certificate to be signed and its corporate seal to be hereunto affixed on this 3rd day of September, 2026.

GREENLAND MINES LTD.

By:	/s/ Jeffrey LeBlanc
Name:	Jeffrey LeBlanc
Title:	Chief Financial Officer